SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. __)*

REGAL ONE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

758824205

(CUSIP Number)

Malcolm Currie, 11300 West Olympic Blvd., Suite 800, Los Angeles, California 90064

(310) 312-6888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2004

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box. / /

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.  758824205

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1. Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

    Robert B. Kay

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2. Check the Appropriate Box if a Member of a Group (A) / /

    (See Instructions) (B) / /

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3. SEC Use Only

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4. Source of Funds (See Instructions)

    PF

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                         / /

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 6. Citizenship or Place of Organization

  USA

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Number of Shares                                         7. Sole Voting Power

                                                                                  135,303

Beneficially Owned                                       8. Shared Voting Power

                                                                                  263,400

By Each Reporting                                       9. Sole Dispositive Power

                                                                                  135,303

Person With                                               10. Shared Dispositive Power

                                                                                   263,400

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

398,703

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

     (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)

12.41%

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 14. Type of Reporting Person (See Instructions)

IN

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ITEM 1. Security and Issuer.

    The statement relates to the Common Stock, no par value per share ("Common Stock") issued by Regal One Corporation, a Florida Corporation (the "Company"), whose principal executive offices are located at 11300 West Olympic Blvd., Suite 800, Los Angeles, California 90064.

ITEM 2. Identity and Background.

    This statement is filed by Robert B. Kay, an individual ("Reporting Person"), whose principal offices are located at 4510 East Thousand Oaks Blvd., Suite 800, Westlake Village, California, 91362.

    The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations.

    The Reporting Person acquired 153,703 shares of the Company's stock through various stock purchase transactions.  In May 2004, an entity partially controlled by the Reporting Person acquired 250,000 shares of the Company's common stock in exchange for consulting services rendered to the Company.

ITEM 4. Purpose of Transaction

The purpose of the transaction in the stock is investment. Additionally, no changes will be made to the issuer's charter, bylaws or instruments corresponding thereto.

ITEM 5. Interest in Securities of the Issuer.

Common Stock

As of the date hereof, the Reporting Person beneficially owns 398,703 shares of the Company's common stock, comprising 12.41% of the issued and outstanding common stock of the Company.  The percentage used herein is calculated based upon the 3,211,720 shares of Common Stock of the Company stated by the Company as issued and outstanding as of March 31, 2004. The Reporting Person has sole voting and dispositive powers with respect to 135,303 shares of Common Stock which he owns. In November 2003, the Reporting Person sold 5,000 shares of common stock.  In May 2004, the Reporting Person acquired, indirectly, 250,000 shares of common stock which are held by an entity partially controlled by the Reporting Person.  The Reporting Person has not effected other transactions in the shares of the common stock.

Preferred Shares

Reporting Person owns 10,000 shares of Convertible Preferred Series B Shares which he acquired as compensation for services rendered to the Company in 1996.  Those preferred shares are convertible into shares of the Company's common stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

ITEM 7. Material to be Filed as Exhibits.

    NONE.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2004

/s/ Robert B. Kay

Robert B. Kay